UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2008

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three and nine month periods ended September 30, 2008, QIAGEN N.V. prepared its quarterly report under United States Generally Accepted Accounting Principles (US GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	November 25, 2008

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2008

5

Exhibit 99.1

QIAGEN N.V.

U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2008

September 30, 2008 U.S. GAAP Quarterly Report	1

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	September 30, 2008	December 31, 2007
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$326,034	$347,320
Marketable securities	—	2,313
Accounts receivable, net of allowance for doubtful accounts of $3,061 and $3,344 in 2008 and 2007, respectively	151,820	136,707
Notes receivable	3,271	5,139
Income taxes receivable	30,095	10,696
Inventories, net	113,733	88,346
Prepaid expenses and other	38,746	33,693
Deferred income taxes	44,357	23,732

Total current assets	708,056	647,946

Long-Term Assets:
Property, plant and equipment, net	284,216	283,491
Goodwill	1,134,327	1,107,882
Intangible assets, net of accumulated amortization of $115,001 and $65,129 in 2008 and 2007, respectively	633,173	639,107
Deferred income taxes	77,826	72,128
Other assets	35,278	24,620

Total long-term assets	2,164,820	2,127,228

Total assets	$2,872,876	$2,775,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2008 U.S. GAAP Quarterly Report	2

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	September 30, 2008	December 31, 2007
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$41,158	$40,379
Accrued and other liabilities (of which $10,018 and $6,410 due to related parties in 2008 and 2007, respectively, see Note 17)	110,421	104,224
Income taxes payable	27,453	13,456
Current portion of long-term debt	25,000	—
Current portion of capital lease obligations	3,011	2,769
Deferred income taxes	7,862	4,903

Total current liabilities	214,905	165,731

Long-Term Liabilities:
Long-term debt (of which $450,000 in 2008 and 2007 due to related parties, see Note 8)	925,000	950,000
Capital lease obligations, net of current portion	30,593	33,017
Deferred income taxes	237,110	225,893
Other	7,132	8,405

Total long-term liabilities	1,199,835	1,217,315

Minority interest in consolidated subsidiary	376	553

Commitments and Contingencies (Note 15)

Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—197,283,486 and 195,335,076 shares in 2008 and 2007, respectively	2,205	2,175
Additional paid-in capital	955,769	925,597
Retained earnings	453,129	388,779
Accumulated other comprehensive income	46,657	75,024

Total shareholders’ equity	1,457,760	1,391,575

Total liabilities and shareholders’ equity	$2,872,876	$2,775,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2008 U.S. GAAP Quarterly Report	3

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended September 30,
	2008	2007
	(unaudited)
Net sales	$230,800	$176,632
Cost of sales	64,688	50,695
Cost of sales—acquisition related	396	1,343
Cost of sales—acquisition related intangible amortization	12,777	8,406

Gross profit	152,939	116,188

Operating Expenses:
Research and development	24,073	17,870
Sales and marketing	55,972	45,162
General and administrative	21,142	21,470
Purchased in-process research and development	830	25,900
Acquisition, integration and related costs	8,554	4,546
Acquisition related intangible amortization	4,018	2,951
Relocation and restructuring costs	172	—

Total operating expenses	114,761	117,899

Income (loss) from operations	38,178	(1,711)

Other Income (Expense):
Interest income	2,095	5,414
Interest expense	(9,194)	(10,742)
Other (expense) income, net	(3,233)	1,084

Total other expense	(10,332)	(4,244)

Income (loss) before provision for income taxes and minority interest	27,846	(5,955)
Provision for income taxes	6,679	1,380
Minority interest expense (income)	376	(7)

Net income (loss)	$20,791	$(7,328)

Basic net income (loss) per Common Share	$0.11	$(0.04)

Diluted net income (loss) per Common Share	$0.10	$(0.04)

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2008 U.S. GAAP Quarterly Report	4

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Nine Months Ended September 30,
	2008	2007
	(unaudited)
Net sales	$655,794	$439,550
Cost of sales	177,607	131,201
Cost of sales—acquisition related	396	1,343
Cost of sales—acquisition related intangible amortization	35,552	12,256

Gross profit	442,239	294,750

Operating Expenses:
Research and development	69,281	42,091
Sales and marketing	167,746	108,460
General and administrative	61,345	48,760
Purchased in-process research and development	830	25,900
Acquisition, integration and related costs	26,621	6,582
Acquisition related intangible amortization	10,484	4,357
Relocation and restructuring costs	706	478

Total operating expenses	337,013	236,628

Income from operations	105,226	58,122

Other Income (Expense):
Interest income	7,391	15,840
Interest expense	(28,832)	(20,356)
Other (expense) income, net	(672)	1,965

Total other expense	(22,113)	(2,551)

Income before provision for income taxes and minority interest	83,113	55,571
Provision for income taxes	18,272	20,456
Minority interest expense (income)	491	(7)

Net income	$64,350	$35,122

Basic net income per common share	$0.33	$0.22

Diluted net income per common share	$0.31	$0.21

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2008 U.S. GAAP Quarterly Report	5

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2008	2007
	(unaudited)
Cash Flows From Operating Activities:
Net income	$64,350	$35,122
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	32,693	21,295
Acquisition-related intangible amortization	46,036	16,613
Purchased in-process research and development	830	25,900
Non-cash charges for impairment and sale of inventories revalued at the date of acquisition	4,396	1,343
Share-based compensation expense	6,651	3,990
Excess tax benefits from share-based compensation	(5,860)	(9,368)
Gain on sale of marketable securities	(780)	—
Other non-cash items	105	1,208
Net changes in operating assets and liabilities:
Accounts receivable	(14,209)	(13,681)
Inventories	(33,026)	(7,209)
Other operating assets and liabilities	(16,712)	(12,517)

Net cash provided by operating activities	84,474	62,696

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(26,885)	(23,837)
Proceeds from sale of equipment	975	602
Purchases of intangible assets	(10,475)	(19,686)
Purchase of investments	(4,175)	—
Loan to Dx Assays Pte. Ltd.	(1,441)	—
Purchases of marketable securities	—	(45,444)
Proceeds from sales of marketable securities	2,313	299,005
Cash paid for acquisitions, net of cash acquired	(87,441)	(858,770)
Additional purchase price for previously acquired businesses	(337)	—
Cash paid to escrow	(12,315)	—
Other	—	489

Net cash used in investing activities	(139,781)	(647,641)

Cash Flows From Financing Activities:
Proceeds from the issuance of debt	—	780,005
Repayment of debt	—	(337,737)
Principal payments on capital leases	(2,289)	(1,321)
Proceeds from subscription receivables	622	571
Excess tax benefits from share-based compensation	5,860	9,368
Issuance of Common Shares under employee stock plans	12,532	30,791
Other	(564)	—

Net cash provided by financing activities	16,161	481,677

Effect of exchange rate changes on cash and cash equivalents	17,860	(18,404)
Net decrease in cash and cash equivalents	(21,286)	(121,672)
Cash and cash equivalents, beginning of period	347,320	430,357

Cash and cash equivalents, end of period	$326,034	$308,685

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2008 U.S. GAAP Quarterly Report	6

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations but does not have control, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation including amounts reported in prior periods as acquisition-related intangible amortization within operating expenses which are now included as a separate component of cost of sales.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

2. Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161) – an amendment of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 will impact disclosures only and will not have an impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 requires disclosure of information that enables users of the financial statements to assess the inputs used to develop fair value measurements and, for recurring fair value measurements using significant unobservable inputs, the effects of the measurements on earnings for the period. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position 157-2, “Effective date of FASB 157,” which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. In October 2008, the FASB issued Staff Position (FSP) 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. In accordance with the Staff Positions, we adopted SFAS 157 for financial assets and liabilities as of January 1, 2008. The adoption did not have an impact on our consolidated results of operations and financial position. Additional information with respect to the adoption of this standard is set forth in Note 7 to the consolidated financial statements.

September 30, 2008 U.S. GAAP Quarterly Report	7

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142. FSP 142-3 amends paragraph 11(d) of SFAS 142 to require an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. FSP 142-3 also requires incremental disclosures for renewable intangible assets. FSP 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. However, the incremental disclosure requirements would apply to all intangible assets, including those recognized in periods prior to the effective date of FSP 157-3. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

3. Share-Based Payments

The Company issues share-based payments under the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, non-qualified stock options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain awards will be accelerated in the event of a Change of Control, as defined in the Plan. The Company had approximately 17.2 million shares of common stock reserved and available for issuance under the Plan at September 30, 2008.

In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 5.0 million shares of the Company’s common stock has been reserved for issuances under these plans of which 0.9 million shares remain reserved and available for issuance as of September 30, 2008. The total number of shares reserved for issuance under these plans includes shares of common stock underlying all options and other awards that the Company has assumed in connection with the acquisition of Digene Corporation.

The Company accounts for share-based payments in accordance with the provisions of SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires measurement and recognition of compensation expense for all share-based awards made to employees and directors. Under SFAS 123(R), the fair value of share-based payments is estimated at grant date using an option pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Because share-based compensation under SFAS 123(R) is recognized only for those awards that are ultimately expected to vest, the Company has applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in estimates impact compensation cost in the period in which the change in estimate occurs.

Stock Options

Generally, stock options granted vest over a three-year period. To date, the exercise price of all granted options has been at the closing market price on the grant date or a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable, such as a share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model in accordance with SFAS 123(R) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payments.” In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options to purchase its stock and its assessment that such a combination is more representative of future expected stock price trends.

September 30, 2008 U.S. GAAP Quarterly Report	8

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the three- and nine-month periods ended September 30, 2008, the estimated weighted average forfeiture rate was 4.9%.

During the three- and nine-month periods ended September 30, 2008, the Company granted options to purchase 2,100 and 368,326 common shares, respectively. During the three- and nine-month periods ended September 30, 2007, the Company granted options to purchase 45,900 and 368,098 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three- and nine-month periods ended September 30, 2008 and 2007:

	Three Months Ended September 30,
	2008	2007
Stock price volatility	36.19%	33.8%
Risk-free interest rate	2.30%	3.99%
Expected life (in years)	4.87	4.5
Dividend rate	0%	0%

	Nine Months Ended September 30,
	2008	2007
Stock price volatility	38.38%	37.95%
Risk-free interest rate	3.03%	4.32%
Expected life (in years)	5.35	5.49
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of September 30, 2008 and changes during the nine months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	11,362,641	$13.63
Granted	368,326	$21.44
Exercised	(1,241,987)	$9.97
Forfeited and cancelled	(69,996)	$23.67

Outstanding at September 30, 2008	10,418,984	$14.28	4.75	$71,348,642

Exercisable at September 30, 2008	9,668,647	$13.91	4.43	$70,152,110

Vested and expected to vest at September 30, 2008	10,380,935	$14.27	4.64	$71,291,943

The weighted average grant-date fair value of options granted during the three and nine months ended September 30, 2008 was $6.86 and $8.32, respectively. For the three and nine months ended September 30, 2008, options to purchase 414,451 and 1,241,987 shares, respectively, were exercised. The total intrinsic value of options exercised during the three and nine months ended September 30, 2008 was $4.3 million and $14.2 million, respectively. For the three and nine months ended September 30, 2007, options to purchase 2.8 million and 3.4 million shares, respectively, were exercised. The total intrinsic value of options exercised during the three and nine month periods ended September 30, 2007 was $22.9 million and $27.9 million, respectively

The unrecognized share-based compensation expense related to employee stock option awards is approximately $4.1 million as of September 30, 2008 and is expected to be recognized over a weighted average period of approximately 1.84 years.

September 30, 2008 U.S. GAAP Quarterly Report	9

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 3.5% for the three months ended September 30, 2008. At September 30, 2008, there was $32.8 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.20 years. The weighted average grant date fair value of restricted stock units granted during the third quarter of 2008 was $19.63. A summary of the Company’s restricted stock units as of September 30, 2008 and changes during the nine months then ended is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	1,585,558
Granted	785,191
Released	(323,368)
Forfeited and cancelled	(29,738)

Outstanding at September 30, 2008	2,017,643	3.39	$39,808,096

Vested and expected to vest at September 30, 2008	1,814,666	3.21	$35,803,339

Compensation Expense

Total share-based compensation expense for the three and nine months ended September 30, 2008 and 2007 is comprised of the following:

	Three Months Ended September 30,
Compensation Expense (in thousands)	2008	2007
Cost of sales	$223	$28
Research and development	25	525
Sales and marketing	997	714
General and administrative	651	966
Acquisition and integration related	214	540

Share-based compensation expense before taxes	2,110	2,773
Income tax benefit	646	1,008

Net share-based compensation expense	$1,464	$1,765

	Nine Months Ended September 30,
Compensation Expense (in thousands)	2008	2007
Cost of sales	$763	$68
Research and development	1,074	675
Sales and marketing	2,426	880
General and administrative	1,988	1,826
Acquisition and integration related	400	540

Share-based compensation expense before taxes	6,651	3,989
Income tax benefit	2,135	1,425

Net share-based compensation expense	$4,516	$2,564

No compensation cost was capitalized in inventory in 2008 or 2007 as the amounts were not material.

September 30, 2008 U.S. GAAP Quarterly Report	10

4. Net Income Per Common Share

Net income per common share for the three and nine months ended September 30, 2008 and 2007 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended September 30,
(in thousands)	2008	2007
Weighted average number of common shares used to compute basic net income per common share	197,092	177,919
Dilutive effect of warrants	4,612	—
Dilutive effect of stock options and restricted stock units	2,896	—

Weighted average number of common shares used to compute diluted net income per common share	204,600	177,919

Outstanding options and awards having no dilutive effect, not included in above calculation	1,826	2,591

Outstanding warrants having no dilutive effect, not included in above calculation	22,250	23,758

	Nine Months Ended September 30,
(in thousands)	2008	2007
Weighted average number of common shares used to compute basic net income per common share	196,516	159,651
Dilutive effect of warrants	5,004	3,105
Dilutive effect of stock options and restricted stock units	3,479	3,437

Weighted average number of common shares used to compute diluted net income per common share	204,999	166,193

Outstanding options and awards having no dilutive effect, not included in above calculation	1,519	2,534

Outstanding warrants having no dilutive effect, not included in above calculation	21,858	23,877

5. Acquisitions

Significant 2008 Acquisitions

On July 1, 2008, the Company acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. The total transaction is valued at approximately $86.9 million in cash including transaction costs, subject to adjustment, 218,504 shares of restricted QIAGEN common stock, valued at approximately $4.2 million, and performance and development milestone payments and other contingencies of up to approximately $38.2 million payable over the next four years.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

The acquisition has been accounted for using the purchase method of accounting, and the acquired company’s results have been included in the accompanying statements of operations from the date of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the fair-value of acquired pre-acquisition contingencies and restructuring costs in connection with the acquisition of Corbett, as well as the resulting deferred taxes.

September 30, 2008 U.S. GAAP Quarterly Report	11

The preliminary allocation is as follows:

(in thousands)	Corbett Acquisition
Purchase Price:
Issuance of restricted shares	$4,234
Cash, including transaction costs	86,852
Cash acquired	(7,075)

$84,011

Preliminary Allocation:
Working capital	$8,086
Fixed and other long-term assets	4,292
Acquired intangible assets	45,210
Goodwill	40,065
Purchased in-process research and development expense	825
Deferred tax liability on fair value of identifiable intangible assets acquired	(13,563)
Liabilities assumed	(904)

$84,011

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2008 are as follows:

(in thousands)	Corbett Acquisition
Product technology and know how	$28,875
Customer relationships	13,365
Tradename	2,970

$45,210

The weighted-average amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in the Corbett acquisition is not deductible for tax purposes.

Purchased In-process Research and Development

Purchased in-process research and development expense represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In accordance with FASB SFAS No. 2, Accounting for Research and Development Costs, as interpreted by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, amounts assigned to purchased in-process research and development meeting these criteria must be charged to expense at the date of consummation of the purchase business combination. In the third quarter of 2008, a charge of approximately $0.8 million was recorded for purchased in-process research and development in connection with the Corbett acquisition, based on preliminary allocations of the purchase price. While the in-process research and development project was expected to represent new differentiating technology, the revenues forecasted for the project were a minor component of the overall projected revenues.

September 30, 2008 U.S. GAAP Quarterly Report	12

The estimated fair values of the projects were determined using the income approach, which discounts expected future cash flows to present value. The fair value of the purchased in-process research and development was estimated using a present value discount rate of 25%, which is based on the estimated return requirements for the projects and includes a premium over the Company’s weighted average cost of capital due to the inherent uncertainties associated with the incomplete programs. The rate is consistent with Corbett’s internal rates for similar research and development projects, and represents the rate market participants would use to value the purchased in-process research and development. The projected cash flows were estimated by forecasting total revenues expected from these products and deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of the net return on the in-process technology. These net returns were reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties in achieving commercial readiness. While the assumptions used in valuing in-process research and development are reasonable, they are inherently uncertain.

Pro forma results

The following unaudited pro forma information assumes that the above acquisition occurred at the beginning of the periods presented. For the three-month periods ended September 30, 2008 and 2007, pro forma net sales would have been $230.8 million and $188.6 million, pro forma net income (loss) would have been $21.6 million and $(5.3) million, and pro forma diluted net income (loss) per common share would have been $0.11 and $(0.03), respectively. For the nine-month periods ended September 30, 2008 and 2007, pro forma net sales would have been $679.7 million and $471.5 million, pro forma net income would have been $69.2 million and $40.0 million, and pro forma diluted net income per common share would have been $0.34 and $0.24, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2008 Acquisitions

In the first quarter of 2008, on February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 920,000 and a potential milestone payment amounting to a maximum of AUD 400,000, which will become due upon the accomplishment of certain revenue targets in the 12-month period following the acquisition. During the second quarter, on May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. In July 2008, the Company acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

September 30, 2008 U.S. GAAP Quarterly Report	13

Final Allocation of 2007 Acquisitions

The allocation of the purchase price and transaction costs for eGene and Digene as of September 30, 2008 is as follows:

(in thousands)	eGene Acquisition	Digene Acquisition
Purchase Price:
Stock issued or to be issued	$15,912	$635,951
Cash, including direct costs	15,032	856,159
Exchanged equity awards	—	33,211
Cash acquired	(202)	(17,534)

	$30,742	$1,507,787

Allocation:
Working capital	$(2,757)	$198,777
Fixed and other long-term assets	234	40,341
Acquired intangible assets	13,100	504,000
Goodwill	24,733	925,857
Purchased in-process research and development expense	900	25,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(4,734)	(155,481)
Liabilities assumed	(734)	(30,707)

	$30,742	$1,507,787

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2007 are as follows:

(in thousands)	eGene Acquisition	Digene Acquisition
Customer relationships	$700	$93,000
Product technology and know how	12,400	252,000
Patented technology	—	138,000
Tradename	—	21,000

	$13,100	$504,000

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities at businesses acquired in 2007. These activities, which were accounted for in accordance with Emerging Issues Task Force Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” (EITF Issue No. 95-3) have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying balance sheet.

September 30, 2008 U.S. GAAP Quarterly Report	14

Changes in the acquisition accrual for the nine month period ended September 30, 2008 are as follows:

(in thousands)	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310	$1,561	$152	$4,023
Amounts accrued	1,214	347	155	1,716
Amounts paid in cash or settled	(1,501)	(451)	(286)	(2,238)

ACCRUAL BALANCE AT SEPTEMBER 30, 2008	$2,023	$1,457	$21	$3,501

6. Investments and Variable Interest Entities

Investments—The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

Cost Method Investments—During the second quarter of 2008, the Company invested $4.2 million in a privately held company.

During the third quarter of 2008 in connection with the acquisition of Corbett, the Company recorded a $4.0 million impairment of its investment in a privately held company based on the Company’s assessment of the recoverability of the investment amount. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, the Company believes the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment will become significantly devalued or worthless and that recoverability of the asset through future cash flows is not considered likely enough to support the current carrying value. The Company has no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other expense, net in the accompanying consolidated statements of operations.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

Variable Interest Entities—FASB revised Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)) requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

Since November 1999, the Company has had a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary within the provisions of FIN 46 (R). Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46 (R), QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is

September 30, 2008 U.S. GAAP Quarterly Report	15

consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

7. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, which requires the Company to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 clarifies the fair value measurement objective within U.S. generally accepted accounting principles and its application under the varying pronouncements that require or permit fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s financial assets and liabilities subject to SFAS 157 consist of investments in privately held companies, which are classified in Level 3 of the fair value hierarchy, and derivative contracts used to hedge currency risk on foreign denominated assets and liabilities, which are classified in Level 2 of the fair value hierarchy. There were no changes in valuation techniques during the three months ended September 30, 2008. During the third quarter of 2008, the Company impaired an investment in a privately held company as discussed in Note 6.

Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. Unrealized gains and losses related to hedging contracts are included in other accumulated comprehensive income. Realized gains and losses are included in other income (expense), net.

The Company has financial derivatives with a notional amount of $44.0 million, which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. The contracts mature in July 2011 and had fair market values at September 30, 2008 and December 31, 2007 of approximately $3.7 million and $5.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets. During the three months ended September 30, 2008, $2.7 million of realized gain was included in other income (expense), net and $1.9 million of net unrealized gain was included in other accumulated comprehensive income. During the nine months ended September 30, 2008, $0.6 million of realized loss was included in other income (expense), net and $0.7 million of net unrealized loss was included in other accumulated comprehensive income.

In the ordinary course of business, the Company purchases financial instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures. The principal objective of such financial instruments is to minimize the risks and/or costs associated with global financial and operating activities. Gains or losses from the changes in the fair market values of these financial instruments are included in other income (expense), net. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes.

As of September 30, 2008 the Company was party to a foreign exchange forward arrangement totaling $123.5 million which matures in November 2008 and which had a fair market value at September 30, 2008 of approximately $4.3 million which is recorded in other assets in the accompanying consolidated balance sheet. In addition, the Company held swaps which mature in March 2009 and had a fair market value of $0.2 million at September 30, 2008 which is included in other liabilities in the accompanying consolidated balance sheet. During the three months ended September 30, 2008, $2.7 million of realized gain was included in other income (expense), net. A gain of EUR 13.8M was realized on the forward contract which expired in November 2008.

September 30, 2008 U.S. GAAP Quarterly Report	16

8. Debt

The Company has seven separate lines of credit with aggregate borrowing availability of approximately $165.1 million with variable interest rates, of which insignificant amounts were utilized at September 30, 2008 and December 31, 2007.

At September 30, 2008 and December 31, 2007, debt totaled approximately $950.0 million, of which $25.0 million was current at September 30, 2008 and consisted of the following:

(in thousands)
$500 million note payable bearing interest at LIBOR plus a variable margin ranging from 0.4% to 0.775%, or 4.253% and 5.545% at September 30, 2008 and December 31, 2007, respectively, due on July 12, 2012, with payments beginning in 2009	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	150,000

Total	950,000
Less current portion	25,000

Long-term portion	$925,000

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at September 30, 2008.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At September 30, 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At September 30, 2008, $150.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance, of which $5.0 million was repaid in November 2008 in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.9 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

September 30, 2008 U.S. GAAP Quarterly Report	17

9. Inventories

The components of inventories consist of the following as of September 30, 2008 and December 31, 2007:

(in thousands)	September 30, 2008	December 31, 2007
Raw materials	$32,360	$26,855
Work in process	40,539	35,894
Finished goods	40,834	25,597

Total inventories	$113,733	$88,346

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of September 30, 2008 and December 31, 2007:

	September 30, 2008		December 31, 2007
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$223,703	$(38,721)	$216,871	$(24,557)
Developed technology	367,891	(56,101)	345,213	(30,412)
Customer Base and Trademarks	156,580	(20,179)	142,152	(10,160)

	$748,174	$(115,001)	$704,236	$(65,129)

Unamortized Intangible Assets:
Goodwill	$1,134,327		$1,107,882

The changes in the carrying amount of goodwill for the nine months ended September 30, 2008 resulted from 2008 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with 2007 acquisitions.

For the three- and nine-month periods ended September 30, amortization expense on intangible assets totaled approximately $18.5 million and $51.5 million in 2008, and $12.8 million and $20.0 million in 2007, respectively. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)

Year	Annual Amortization
2009	$72,702
2010	$72,180
2011	$70,760
2012	$66,139
2013	$63,732

September 30, 2008 U.S. GAAP Quarterly Report	18

11. Income Taxes

The provision for income taxes for the three- and nine-month periods ended September 30, 2008 and 2007 is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. In 2008, an increasing portion of pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. The German tax rate decreased to 30% for 2008 from 39% in 2007. Further, the effective tax rates during 2007 are impacted as a result of the $25.9 million purchased in-process research and development charge which was recorded without any related tax benefit. Additionally in 2007, due to the expiration of the statue of limitations, $2.2 million of tax benefits have been recognized during the three and nine-months ended September 30, 2007. In the three- and nine-month periods ended September 30, 2008, the effective tax rate was 24% and 22%, respectively, compared to the effective tax rate of (23%) and 37% in the three- and nine-month periods ended September 30, 2007, respectively.

The Company assesses uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109” (FIN 48). At September 30, 2008, the Company’s unrecognized tax benefits totaled approximately $10.0 million, of which $7.1 million in benefits, if recognized, would favorably affect our effective tax rate in any future period.

It is possible that approximately $2.3 million of the unrecognized tax benefits may be released during the next 12 months. This amount relates predominantly to transfer pricing and uncertain tax positions as a result of the Company’s reorganization efforts in 2002. These matters are expected to be settled either in the course of ongoing negotiations or when the statutes of limitations expire. We cannot reasonably estimate the range of the potential outcomes of these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions, the Company would be subject to withholding taxes payable to the foreign countries. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. In other cases, the Company has accrued for such taxes.

September 30, 2008 U.S. GAAP Quarterly Report	19

12. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2007 to September 30, 2008 and from December 31, 2006 to September 30, 2007, respectively:

	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive
(in thousands, except for number of shares)	Shares	Amount	Capital	Earnings	Income	Total
BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	64,350	—	64,350
Proceeds from subscription receivables	—	—	622	—	—	622
Unrealized (loss), net on forward contracts	—	—	—	—	(708)	(708)
Realized loss, net on forward contracts	—	—	—	—	580	580
Realized (gain), net on marketable securities	—	—	—	—	(780)	(780)
Translation adjustment	—	—	—	—	(27,459)	(27,459)
Issuance of common shares in connection with stock plan	1,713,046	26	12,506	—	—	12,532
Issuance of common shares in connection with eGene	16,860	1	302	—	—	303
Issuance of common shares in connection with Corbett	218,504	3	4,231	—	—	4,234
Share-based compensation	—	—	6,651	—	—	6,651
Tax benefit of employee stock plans	—	—	5,860	—	—	5,860

BALANCE AT SEPTEMBER 30, 2008	197,283,486	$2,205	$955,769	$453,129	$46,657	$1,457,760

	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive
(in thousands, except for number of shares)	Shares	Amount	Capital	Earnings	Income	Total
BALANCE AT DECEMBER 31, 2006	150,167,540	$1,535	$178,656	$344,739	$41,235	$566,165

Net income	—	—	—	35,122	—	35,122
Proceeds from subscription receivable	—	—	571	—	—	571
Unrealized (loss), net on marketable securities	—	—	—	—	(1,910)	(1,910)
Realized gain, net on marketable securities	—	—	—	—	(1)	(1)
Unrealized gain, net on forward contracts	—	—	—	—	1,276	1,276
Realized gain, net on forward contracts	—	—	—	—	(236)	(236)
Unrealized loss, net on pension	—	—	—	—	(31)	(31)
Translation adjustment	—	—	—	—	25,521	25,521
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	808,044	12	14,479	—	—	14,491
Stock issued for the acquisition of Digene Corp.	38,357,984	545	615,177	—	—	615,722
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Issuance of common shares in connection with stock plan	3,360,956	46	30,745	—	—	30,791
Share-based compensation	—	—	3,990	—	—	3,990
Tax benefit of employee stock plans	—	—	9,368	—	—	9,368

BALANCE AT SEPTEMBER 30, 2007	192,694,524	$2,138	$886,198	$373,779	$65,854	$1,327,969

September 30, 2008 U.S. GAAP Quarterly Report	20

13. Comprehensive Income (Loss)

The components of comprehensive income (loss) for the three- and nine-month periods ended September 30, 2008 and 2007 are as follows:

	Three Months Ended September 30,
(in thousands)	2008	2007
Net income (loss)	$20,791	$(7,328)
Net unrealized (loss) on marketable securities	—	(136)
Net realized (gain) on marketable securities	—	(1)
Net unrealized (loss) on pensions	—	(31)
Net realized loss (gain) loss on forward contracts	(2,714)	1,467
Net unrealized gain (loss) on forward contracts	1,909	(818)
Foreign currency translation (loss) gain adjustments	(54,501)	16,975

Comprehensive income (loss)	$(34,515)	$10,128

	Nine Months Ended September 30,
(in thousands)	2008	2007
Net income	$64,350	$35,122
Net unrealized (loss) on marketable securities	—	(1,910)
Net realized (gain) loss on marketable securities	(780)	(1)
Net unrealized (loss) on pensions	—	(31)
Net unrealized (loss) gain on forward contracts	(708)	1,276
Net realized loss (gain) on forward contracts	580	(236)
Foreign currency translation (loss) gain adjustments	(27,459)	25,521

Comprehensive income	$35,983	$59,741

The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2008 and December 31, 2007:

(in thousands)	September 30, 2008	December 31, 2007
Net unrealized gain on marketable securities	$—	$780
Net unrealized gain on forward contracts, net of tax of $480 and $512 in 2008 and 2007, respectively	1,097	1,225
Net unrealized (loss) on pension, net of tax of $67 in 2008 and 2007	(157)	(157)
Foreign currency translation adjustments	45,717	73,176

Accumulated other comprehensive income	$46,657	$75,024

14. Supplemental Cash Flow Information

(in thousands)	September 30, 2008	September 30, 2007
Cash paid for:
Interest	$27,304	$14,807
Income taxes	$30,233	$20,002
Non-cash Activities:
Equipment purchased through capital lease	$81	$59
Issuance of stock in connection with acquisition	$4,234	—

September 30, 2008 U.S. GAAP Quarterly Report	21

15. Commitments and Contingencies

Contingent Acquisition-Related Obligations

Pursuant to the purchase agreements for certain acquisitions, including the Biosystems business acquired in October 2008 (see Note 18), the Company could be required to make additional contingent cash payments totaling up to $57.0 million based on the achievement of certain revenue and operating results milestones as follows: $15.9 million in 2008, $4.6 million in 2009, $17.3 million in 2010, $3.7 million in 2011, $4.0 million 2012, and $11.5 million payable in any 12-month period from now until 2012 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of September 30, 2008 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the nine-month period ended September 30, 2008 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	1,495
Usage	(497)
Adjustments to previously provided warranties, net	(10)
Currency translation	(77)

BALANCE AT SEPTEMBER 30, 2008	$2,532

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of September 30, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation and the third quarter 2008 acquisition of Corbett, as described below in Note 18, the Company is now involved in various claims and legal proceedings including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007, and the Court issued two opinions construing the asserted claims. In light of the Court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN filed its principal brief on June 11, 2008. QIAGEN’s cross reply brief has been filed September 16, 2008. A hearing date has not been set. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

September 30, 2008 U.S. GAAP Quarterly Report	22

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007, both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that, as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License Agreement at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The oral hearing before the panel is scheduled for October 27, 2008 to November 14, 2008, and final briefing is expected to happen in January 2009. QIAGEN intends to vigorously pursue this matter.

Corbett v. ABI

A declaratory judgment action was filed by Corbett Research Pty. Ltd., Corbett Life Science, and Corbett Robotics Inc. (collectively, “Corbett”) against Applera Corporation and Applied Biosystems, Inc. (collectively, “ABI”) in the Northern District of California on June 30, 2008. The complaint seeks a judgment that Corbett’s Rotor-Gene products do not infringe the claims of U.S. Patent No. 6,814,934 B1 (the ‘934 patent), and that the ‘934 patent claims are invalid or unenforceable. On July 1, 2008, QIAGEN finalized its acquisition of the outstanding shares of Corbett. ABI answered Corbett’s complaint denying invalidity and unenforceability of the ‘934 patent and counterclaiming that Corbett Rotor-Gene products infringe the ‘934. ABI’s counterclaims allege that Corbett’s infringement is willful and seeks money damages and an injunction. Corbett answered denying ABI’s counterclaims on October 17, 2008. The Court has set a claim-construction hearing date on April 9, 2009, and a jury trial date for January 11, 2010.

September 30, 2008 U.S. GAAP Quarterly Report	23

16. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. Summarized financial information concerning the Company’s reportable segments is shown in the tables below.

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

(in thousands) Net Sales	Three Months Ended September 30,
	2008	2007
Americas	$257,472	$134,475
Germany	83,619	66,769
Switzerland	19,344	13,502
Asia	21,472	16,479
Rest of World	58,916	35,144
Corporate	89	87

Subtotal	440,912	266,456
Intersegment Elimination	(210,112)	(89,824)

Total	$230,800	$176,632

(in thousands) Net Sales	Nine Months Ended September 30,
	2008	2007
Americas	$727,520	$317,020
Germany	253,066	195,131
Switzerland	55,435	37,881
Asia	63,533	48,484
Rest of World	151,368	104,497
Corporate	869	268

Subtotal	1,251,791	703,281
Intersegment Elimination	(595,997)	(263,731)

Total	$655,794	$439,550

September 30, 2008 U.S. GAAP Quarterly Report	24

Intersegment sales are generally accounted for by a formula based on local list prices or manufacturing costs and eliminated in consolidation.

(in thousands) Intersegment Sales	Three Months Ended September 30,
	2008	2007
Americas	$(139,376)	$(38,248)
Germany	(50,681)	(40,536)
Switzerland	(16,326)	(10,435)
Asia	(978)	(352)
Rest of World	(2,751)	(253)

Total	$(210,112)	$(89,824)

(in thousands) Intersegment Sales	Nine Months Ended September 30,
	2008	2007
Americas	$(393,914)	$(116,509)
Germany	(150,817)	(118,065)
Switzerland	(45,778)	(27,490)
Asia	(2,531)	(1,177)
Rest of World	(2,957)	(490)

Total	$(595,997)	$(263,731)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands) Operating Income (Loss)	Three Months Ended September 30,
	2008	2007
Americas	$26,030	$(16,353)
Germany	17,106	15,396
Switzerland	(1,875)	(311)
Asia	96	1,215
Rest of World	11,438	4,837
Corporate	(8,297)	(2,031)

Subtotal	44,498	2,753
Intersegment Elimination	(6,320)	(4,464)

Total	$38,178	$(1,711)

(in thousands) Operating Income (Loss)	Nine Months Ended September 30,
	2008	2007
Americas	$75,780	$6,623
Germany	54,200	47,682
Switzerland	(6,156)	(400)
Asia	1,117	3,977
Rest of World	23,516	16,828
Corporate	(12,348)	(5,783)

Subtotal	136,109	68,927
Intersegment Elimination	(30,883)	(10,805)

Total	$105,226	$58,122

September 30, 2008 U.S. GAAP Quarterly Report	25

Assets of the Corporate segment include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

Assets (in thousands)	September 30, 2008	December 31, 2007
Americas	$1,815,597	$2,122,875
Germany	437,415	459,761
Switzerland	101,445	97,730
Asia	85,222	80,987
Rest of World	394,165	119,470
Corporate	1,840,656	1,862,963

Subtotal	4,674,500	4,743,786
Intersegment Elimination	(1,801,624)	(1,968,612)

Total	$2,872,876	$2,775,174

17. Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd as discussed in Note 6. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays which bears interest at 15% and is due in March 2013.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 6, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of September 30, 2008 and December 31, 2007, the Company had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $1.1 and $3.4 million, respectively and amounts receivable from QIAGEN Finance of $0.2 and $2.4 million, respectively. As of September 30, 2008 and December 31, 2007, the Company has a loan payable to Euro Finance of $300.0 million, amounts due to Euro Finance of $8.9 and $3.0 million, respectively, and amounts receivable from Euro Finance of $3.8 million and $1.7 million, respectively.

In 2004, the Company entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services subject to adjustment.

18. Subsequent Events

On October 1, 2008, the Company acquired all assets related to the Biosystems business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. All products are focused on faster and more accurate genetic analysis for clinical research. The transaction is valued at approximately $53.0 million in cash, subject to certain customary purchase price adjustments, and performance milestone payments of up to approximately $7 million over the next four years. The Company has acquired all assets related to the Biosystems business. This also includes the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Ltd.

In November 2008, in connection with the conversion of $5.0 million of the 2004 Notes of QIAGEN Finance (see Note 8), the Company repaid $5.0 million of long-term debt and issued 395,417 common shares in connection with the exercise of outstanding subscription rights.

September 30, 2008 U.S. GAAP Quarterly Report	26

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the leading global provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make such isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 sample and assay products, including automated solutions. We sell these products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We employ more than 2,900 people and market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including but not limited to the Americas, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers.

Since 2002, we have had a compound annual growth rate of approximately 17% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•

In October 2008, we acquired all assets to the Biosystems business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pty. Ltd. (Corbett).

•

In July 2008, we acquired a major stake in Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

September 30, 2008 U.S. GAAP Quarterly Report	27

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•

In July 2007, we acquired Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combined our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we acquired eGene, Inc. (eGene) following which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

On a consolidated basis, operating income increased to $38.2 million in the three-month period ended September 30, 2008 from an operating loss of $1.7 million in the same period of 2007 and in the nine-month period ended September 30, 2008 increased to $105.2 million from $58.1 million in the same period of 2007. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development and costs related to the relocation and closure of certain facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

The following table sets forth operating income by segment for the three and nine months ended September 30, 2008 and 2007. Further segment information can be found in Note 16 to the accompanying financial statements.

(in thousands) Operating Income (Loss)	Three Months Ended September 30,
	2008	2007
Americas	$26,030	$(16,353)
Germany	17,106	15,396
Switzerland	(1,875)	(311)
Asia	96	1,215
Rest of World	11,438	4,837
Corporate	(8,297)	(2,031)

Subtotal	44,498	2,753
Intersegment Elimination	(6,320)	(4,464)

Total	$38,178	$(1,711)

September 30, 2008 U.S. GAAP Quarterly Report	28

(in thousands) Operating Income (Loss)	Nine Months Ended September 30,
	2008	2007
Americas	$75,780	$6,623
Germany	54,200	47,682
Switzerland	(6,156)	(400)
Asia	1,117	3,977
Rest of World	23,516	16,828
Corporate	(12,348)	(5,783)

Subtotal	136,109	68,927
Intersegment Elimination	(30,883)	(10,805)

Total	$105,226	$58,122

In the three- and nine-month periods ended September 30, 2008, operating income in the Americas increased compared to the same periods in 2007, primarily due to the July 2007 acquisitions which contributed for the entire quarter in 2008 versus a partial quarter in 2007. Additionally, the third quarter 2007 includes a charge of $25.9 million for purchased in-process research and development. While sales increased during 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of the acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income increased in the three- and nine-month periods ended September 30, 2008, compared to the same periods in 2007, primarily due to increased sales, partially offset by an increase in operating expenses.

In Switzerland, the decrease in operating income in the three- and nine-month periods ended September 30, 2008, as compared to the same periods in 2007, was primarily due to an increase in research and development expense partially offset by an increase in instrumentation sales.

The net decrease in operating income in our Asia segment in the three- and nine-month periods ended September 30, 2008, compared to the same periods of 2007, is primarily due to an increase in operating expense in China, as a result of opening our new China sales office, located in Shanghai.

The increase in operating income in the three- and nine- month periods ended September 30, 2008 in our Rest of World segment is primarily due to the July 2008 acquisition of Corbett.

Third Quarter and Nine Months Ended September 30, 2008 compared to 2007

Net Sales

In the third quarter of 2008, net sales increased by 31% to $230.8 million compared to $176.6 million in the third quarter of 2007. Our third quarter 2008 net sales include the results of operations of Corbett, which was acquired in July 2008, as well as Digene and eGene, which were acquired in the third quarter of 2007. The increase in total sales includes organic growth (14%), sales from our recently acquired businesses (13%), and the impact of foreign exchange rates (4%). Net sales are attributed to countries based on the location of the subsidiary recording the sale. In the third quarter of 2008, net sales in Germany increased by 26%, net sales in Asia increased by 27%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 23% and net sales in Rest of World increased by 61%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instrumentation products, which represented approximately 13% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 26% and 88%, respectively, in the three-month period ended September 30, 2008 as compared to the same period in 2007.

In the nine-month period ended September 30, 2008, net sales increased by 49% to $655.8 million compared to $439.5 million in the same period of 2007. In the nine-month period ended September 30, 2008, net sales in Germany increased by 33%, net sales in Asia increased by 29%, primarily driven by increases in Hong Kong and Japan, net sales in the Americas increased by 66% and net sales in Rest of World increased by 43%.

September 30, 2008 U.S. GAAP Quarterly Report	29

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched 42 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

A significant portion of our revenues is denominated in euros and other currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the three and nine months ended September 30, 2008, as compared to the same periods in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 27% and 42%, respectively, as compared to the reported increases of 31% and 49%, respectively.

Gross Profit

Gross profit was $152.9 million (66% of net sales) in the quarter ended September 30, 2008 as compared to $116.2 million (66% of net sales) for the same period in 2007. The dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During the third quarter of 2008 and 2007, sample and assay product sales represented approximately 86% and 89%, respectively, of our total sales. The gross margin in the third quarter of 2008 as compared to the third quarter of 2007 reflects an increase in sample and assay sales at a more favorable margin, offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $12.8 million in the third quarter of 2008 as compared to $8.4 million in the third quarter of 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett and Digene which were acquired in July 2008 and 2007, respectively. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during the third quarter of 2008, a total of $396,000 was expensed to acquisition related cost of sales related to the write-up of acquired inventory to fair market value as a result of the Corbett business combination. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. During the third quarter of 2007, a total of $1.3 million was expensed to acquisition related cost of sales and included approximately $300,000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as $1.0 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

Gross profit for the nine-month period ended September 30, 2008 was $442.2 million (67% of net sales) as compared to $294.8 million (67% of net sales) for the same period in 2007.

Research and Development

Research and development expenses increased by 35% to $24.1 million (10% of net sales) in the third quarter of 2008 compared to $17.9 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both quarters, research and development expenses increased by approximately 27%. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase for reasons including our plans to obtain regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

For the nine-month period ended September 30, 2008, research and development expenses increased by 65% to $69.3 million (11% of net sales) compared to $42.1 million (10% of net sales) for the same period in 2007.

September 30, 2008 U.S. GAAP Quarterly Report	30

Sales and Marketing

Sales and marketing expenses increased by 24% to $56.0 million (24% of net sales) in the third quarter of 2008 from $45.2 million (26% of net sales) in the same period of 2007. Using identical foreign exchange rates in each quarter, sales and marketing expenses increased 20%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the third quarter of 2008 as compared to the third quarter of 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007, respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

Sales and marketing expenses increased 55% to $167.7 million (26% of net sales) in the nine-month period ended September 30, 2008 from $108.5 million (25% of net sales) in the comparable period in 2007.

General and Administrative

General and administrative expenses decreased by 2% to $21.1 million (9% of net sales) in the third quarter of 2008 from $21.5 million (12% of net sales) in the same period of 2007. Using identical foreign exchange rates for both quarters, general and administrative expenses decreased by approximately 6%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure, which has continued to expand along with our growth. In the third quarter of 2007 general and administrative expenses had increased primarily due to expenses related to Digene and eGene, both acquired in July 2007. In connection with the integration of these acquired companies, we have successfully realized some efficiency in general and administrative operations contributing to the decrease in general and administrative expenses, as a percentage of sales in the third quarter 2008 results as compared to the third quarter of 2007. We believe that over time the results of integration activities will lead to lower general and administrative expenses as a percentage of net sales.

For the nine-month period ended September 30, 2008, general and administrative expenses increased by 26% to $61.3 million (9% of net sales) from $48.8 million (11% of net sales) in the same period of 2007.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In connection with our 2008 acquisition of Corbett, during the three-month period ended September 30, 2008, we recorded charges of $830,000 for purchased in-process research and development. In connection with the acquisitions during the third quarter of 2007, we recorded a charge of $25.9 million for purchased in-process research and development which included $900,000 related to eGene and $25.0 million related to Digene.

Acquisition, Integration and Related Costs

During the three-month period ended September 30, 2008, we recorded acquisition, integration and related costs of $8.5 million. This amount included $0.5 million in employee-related costs, $1.1 million in consultant costs primarily related to system integrations, $3.9 million related to rebranding, $1.3 million related to acquired litigation and $1.7 million in other costs related to the integration of recently acquired companies. During the nine-month period ended September 30, 2008, we recorded acquisition, integration and related costs of $26.6 million. This amount included $2.9 million in employee-related costs, $4.0 million in consultant costs primarily related to system integrations, $8.4 million related to rebranding, $6.7 million related to acquired litigation and $4.6 million in other costs related to the integration of recently acquired companies.

During the three- and nine-month periods ended September 30, 2007, we recorded costs of $4.5 million and $6.6 million, respectively, related to the integration of recently acquired subsidiaries in North America and Asia. These expenses relate primarily to the severance and other costs associated with the integrations.

September 30, 2008 U.S. GAAP Quarterly Report	31

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the third quarter of 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $4.0 million compared to $3.0 million in the same period of 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

During the nine-month period ended September 30, 2008, the amortization expense on acquisition-related intangibles within operating expense increase to $10.5 million compared to $4.4 million in the same period of 2007.

Relocation and Restructuring Costs

Relocation and restructuring costs relate to the restructuring of acquired businesses for which a restructuring was not contemplated at the time of acquisition. In 2008 we completed the restructuring of the Huntsville, Alabama facility, along with some realignment of our Canadian facility at a total cost of $706,000. In the nine-month period ended September 30, 2008, these costs consisted primarily of relocation and severance costs of $475,000.

In 2007, we completed the restructuring of acquired businesses located in Norway and North America at a total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In the nine-month period ended September 30, 2007, these costs consisted primarily of relocation and severance costs of $173,000, lease and facility costs of $135,000 and other costs of $170,000.

Other Income (Expense)

Other expense was $10.3 million and $22.1 million in the three- and nine-month periods ended September 30, 2008, as compared to other expense of $4.2 million and $2.6 million in the same periods of 2007, respectively. This increase in expense in the three-month period was mainly due to the impairment of a cost-method investment along with lower interest income, partially offset by lower interest expense. In the nine-month period ended September 30, 2008, the increase in expense was primarily due to higher interest expense, lower interest income and the investment impairment in the third quarter.

For the three- and nine-month periods ended September 30, 2008, interest income decreased to $2.1 million and $7.4 million from $5.4 million and $15.8 million in the same periods of 2007, respectively. The decrease in interest income was due to the result of a decrease in the amount of investments along with a decline in interest rates.

Interest expense decreased to $9.2 million from $10.7 million in the three-month period ended September 30, 2008 and increased to $28.8 million from $20.4 million in the nine-month ended September 30, 2007. Interest costs primarily relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007 which is tied to LIBOR plus a margin.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In the third quarters of 2008 and 2007, our effective tax rates were 24% and (23%), respectively. In the nine-month periods ended September 30, 2008 and 2007, our effective tax rates were 22% and 37%, respectively. In 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In 2008, the German tax rate decreased to 30% as compared to 39% in 2007. Further, the effective tax rates during 2007 are impacted as a result of the $25.9 million purchased in-process research and development charge which was recorded without any related tax benefit. Additionally in 2007, due to the expiration of the statue of limitations, $2.2 million of tax benefits have been recognized during the three and nine-months ended September 30, 2007.

September 30, 2008 U.S. GAAP Quarterly Report	32

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements, including acquisitions. As of September 30, 2008 and December 31, 2007, we had cash and cash equivalents of $326.0 million and $347.3 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At September 30, 2008, cash and cash equivalents had decreased by approximately $21.3 million over December 31, 2007 due to cash used in investing activities of $139.8 million, partially offset by cash provided by operating activities of $84.5 million and financing activities of $16.2 million, as well as the effect of exchange rate changes on cash and cash equivalents of $17.9 million. As of September 30, 2008 and December 31, 2007, we had working capital of $493.2 million and $482.2 million, respectively.

Operating Activities. For the periods ended September 30, 2008 and 2007, we generated net cash from operating activities of $84.5 million and $62.7 million, respectively. Cash provided by operating activities increased in 2008 compared to 2007 primarily due to increases in net income and depreciation and amortization, partially offset by increases in inventories and a decrease in accrued liabilities. The increase in inventories during the first nine months of 2008 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $139.8 million of cash was used in investing activities during the period ended September 30, 2008, compared to $647.6 million for the period ended September 30, 2007. Investing activities during 2008 consisted principally of cash paid for the acquisition of a majority ownership of Corbett during the third quarter of 2008 along with purchases of property and equipment and intangible assets, partially compensated by proceeds from the sale of marketable securities. In 2007, investing activities consisted principally of cash paid for the acquisitions of Digene and eGene during the third quarter of 2007.

In connection with certain acquisitions, including the Biosystems business acquired in October 2008 (See Note 18), we could be required to make additional contingent cash payments totaling up to $57.0 million based on the achievement of certain revenue and operating results milestones as follows: $15.9 million in 2008, $4.6 million in 2009, $17.3 million in 2010, $3.7 million in 2011, $4.0 million in 2012, and $11.5 million payable in any 12-month period from now until 2012 based upon the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

As discussed in Note 18 to the condensed consolidated financial statements, subsequent to the third quarter 2008, we acquired all assets to the Biosystems business from Biotage AB. The transaction is valued at approximately $53.0 million in cash, subject to certain customary purchase price adjustments, and performance milestone payments of up to approximately $7.0 million over the next four years. The Company has acquired all assets related to the Biosystems business including the remaining 17.5% of the outstanding stock of Corbett.

Financing Activities. Financing activities provided $16.2 million in cash for the nine months ended September 30, 2008, compared to $481.7 million used in the nine months ended September 30, 2007. Cash provided during the period was primarily due to the issuance of common shares in connection with our employee stock plans and tax benefits from stock-based compensation, partially offset by capital lease payments.

We have credit lines totaling $165.1 million at variable interest rates, an insignificant amount of which was utilized as of September 30, 2008. We also have capital lease obligations, including interest, in the amount of $33.6 million, and carry $950.0 million of debt, of which $5.0 million was subsequently repaid in November 2008.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150 million revolving credit facility will also expire in July 2012. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

September 30, 2008 U.S. GAAP Quarterly Report	33

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At September 30, 2008, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2007.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Condensed Consolidated Financial Statements.

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2007. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during the first nine months of 2008.

Contractual Obligations

There are no material changes through September 30, 2008 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2007 other than the additional contingent acquisition-related obligations discussed in Note 15.

September 30, 2008 U.S. GAAP Quarterly Report	34

Legal Proceedings

For information on legal proceedings, see Note 15 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

There are no material changes from the risk factors disclosed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2007, other than the addition of the risk factor below.

We may be exposed to future risks as a result of the economic downturn.

The current global financial crisis exposes the Company to the risk of a recession. Many economists foresee a recession in the U.S. and potentially in Europe if the financial crisis endures too long and is not addressed forcefully and/or quickly enough. A recession is a period in which economies shrink – demand for goods, investments and production fall in the overall economy. Possible impacts of a recession may include reductions to planned improvements to the U.S. healthcare system and research funding because this money is now being deployed to support the credit markets and their related institutions.

September 30, 2008 U.S. GAAP Quarterly Report	35